11020170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-46152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANTAGE GFC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET, 6th FLOOR
(No. and Street)

NEW YORK, N.Y. 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD SPINDELL (212) 897-1688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD, G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIUSEPPE CONFUORTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANTAGE GFC, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

2/18/11

Notary Public

LAUREN MATTERA
Notary Public, State of New York
No. 01MA6208881
Qualified in Richmond County
Commission Expires: July 13, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE GFC, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

CONTENTS

DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and Members of
ADVANTAGE GFC, LLC

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2010, and the related statements of income and expense, cash flows, and changes in Members Capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the audit of the basic financial statement and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 20, 2011

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash in bank	$1,116,906
Loans receivable	610,564
Receivable from REFCO	43,474
Other investments	1,859,734
Prepaid expenses	46,249
Other assets	13,817
Total assets	**$ 3,690,744**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accrued expenses payable	$ 51,857
Total liabilities	**51,857**
Members' capital	3,638,887
Total liabilities and members' capital	**$ 3,690,744**

See notes to financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Consulting		$ 838,309
Other income		16,657
Trading loss		(5,346)
Interest and dividend income		27,787
Total revenue		**877,407**
Expenses:		
Members compensation	$ 175,000	
Depreciation	16,670	
Commissions paid to other broker-dealers	30,000	
Interest	4,224	
Regulatory fees and expenses	887	
Repairs	5,851	
Professional fees	80,830	
Payroll taxes	9,999	
Quotes	40,512	
Rent	72,622	
Insurance	14,240	
Telephone	16,075	
Travel	42,661	
Dues and subscriptions	2,624	
Office supplies and expense	23,930	
Other expenses	46,255	
Total expenses		**582,380**
Net income		**$ 295,027**

See notes to financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:

Net income		$ 295,027
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 16,670	
Changes in net operating assets and liabilities:		
Increase in other receivables	(610,564)	
Decrease in receivables from broker and dealers	92,049	
Decrease in investment in securities	724,649	
Increase in accrued expenses	11,274	
Increase in prepaid expenses	(5,387)	
Decrease in other assets	27,417	
Decrease in receivable from REFCO	7,129	
Total adjustments		263,237
Net increase in cash and cash equivalents		558,264
Cash and cash equivalents, January 1, 2010		558,642
Cash and cash equivalents, December 31, 2010		**$ 1,116,906**

See notes to financial statements

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

Member's capital, January 1, 2010		$3,343,860
Add:	Net income	295,027
	Members' capital, December 31, 2010	**$ 3,638,887**

See notes to financial statements.

ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. **Operations:**

Advantage GFC, LLC (the "Company") became a limited liability company on March 1, 1996.
The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA). The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. **Significant Accounting Policies:**

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit or loss in the statement of income and expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. **Income Taxes**

Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2010 management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Notes to Financial Statements continued:

4. **Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments " requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. All assets and liabilities are stated at amounts, which approximate fair value.

5. **Off-Balance –Sheet Capital Risk**

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liability with regard to the right. During 2010, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

6. **Concentrations**

The Company has significant cash balances held by financial institutions. The Company does not believe that it has any risk with respect to these deposits.

7. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and NFA rules which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $1,026,740, which was $926,740 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1 at December 31, 2010.

8. **Investment**

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2010, the Company held an approximate 10% interest in SICAV. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

9. **Subsequent Events**

Management has evaluated subsequent events for disclosure and/or recognition in preparing these financial statements.

ADVANTAGE GFC, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Capital		$ 3,638,887
Less: non-allowable assets		(2,573,838)
Tentative net capital before haircuts		1,065,049
Less: Haircuts on securities		(38,309)
Net capital		**1,026,740**
Greater of:		
Minimum dollar net capital required	**$100,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $51,857)	**$ 3,457**	100,000
Excess net capital		**$ 926,740**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 51,857**
Percentage of aggregate indebtedness to net capital	**5.1%**

See notes to financial statements

ADVANTAGE GFC, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2010

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$1,026,740
Adjustments	-0-
Net capital per audited report, December 31, 2010	**$ 1,026,740**

ADVANTAGE GFC, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ADVANTAGE GFC, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

To the Board of Managers and Members of
ADVANTAGE GFC, LLC

In planning and performing my audit of the financial statements of Advantage GFC, LLC for the year ended December 31, 2010 (on which I issued my report dated February 20, 2011, I considered its internal control, including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the following objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations there under, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) and Regulation 1.16(d) (2) list additional objectives of the practices and procedures listed in the preceding paragraphs. Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of managers, management, the SEC, CFTC, (the Company's designated self-regulatory organization), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered futures commission merchants, and should not be used for any other purposes.

February 20, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

SIPC GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2010

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members of:
Advantage GFC, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC"*) for the year ended December 31, 2010, which were agreed to by Advantage GFC, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7).* The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2010, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2010;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7T* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2011

Arnold G. Greene

Advantage GFC, LLC
Schedule of Assessment and Payments
For the year ended December 31, 2010

Total Revenues			**$ 877,407**
Less:	Fees from affiliated company	(609,794)	
	Net gain from securities in investment account	(239,825)	(849,619)
SIPC Net operating Revenue			**27,788**
SIPC General Assessment at .0025			**69**
	Less: Payments August 12, 2010		(100)
Overpayment			**$ (31)**